Exhibit 99.1

ChinaCache International Holdings Ltd. Announces
First Quarter 2012 Financial Results

BEIJING — May 22, 2012 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of content delivery network services in China, today announced its unaudited condensed consolidated financial results for the Company’s first quarter ended March 31, 2012.

Highlights for the First Quarter of 2012

•                       Net revenues in the first quarter were RMB182.0 million (US$28.9 million), representing a 1.3% increase from the previous quarter and a 36.4% increase year-over-year.

•                       Gross profit in the first quarter was RMB56.3 million (US$8.9 million), up 5.7% from the previous quarter and 38.7% year-over-year.  Gross margin in the first quarter was 30.9% while adjusted gross margin was 39.5%.

•                       Adjusted EBITDA (non-GAAP) in the first quarter was RMB26.7 million (US$4.2million), a 38.1% increase from the prior quarter and a 1.3% decrease year-over-year.

•                       Net income in the first quarter was RMB2.5 million (US$0.4 million), compared to RMB19.5 million in the fourth quarter of 2011 and RMB3.2 million in the corresponding period in 2011.

•                       Adjusted net income (non-GAAP) was an income of RMB8.6 million (US$1.4 million) in the first quarter, compared to an adjusted net loss of RMB3.5 million in the fourth quarter of 2011 and an adjusted net income of RMB10.9 million in the corresponding period in 2011.

“ChinaCache has achieved a great start to the year with solid financial results,” said Mr. Song Wang, co-founder, Chairman and Chief Executive Officer of ChinaCache.  “Our customer count increased by 120 this quarter, setting a new record.  We are very optimistic about the demand in the coming years. With the plethora of dynamic technologies fast emerging in the internet space, we will continue to enhance our Content-aware Network Services to accelerate the development of the internet industry in China.”

“We are glad to see that our past investments in our core competencies have started to translate into improved profitability in this quarter. During the quarter, we improved revenue mix, enhanced service differentiation and increased operating efficiencies, all of which contributed to the higher profitability.  We are confident that with our continued efforts in building the Content-aware Network Services, we will further build additional shareholder value in the long run,” said Ms. Jackie You Kazmerzak, Chief Financial Officer of ChinaCache.

First Quarter 2012 Financial Results

Net revenues for the first quarter of 2012 were RMB182.0 million (US$28.9 million), a 1.3% increase from the fourth quarter of 2011 and a 36.4% increase from the corresponding period in 2011. Net revenue growth was primarily driven by strength in the enterprises and e-commerce vertical.

Cost of revenues for the first quarter decreased by 0.5% quarter-over-quarter and increased by 35.3% year-over-year to RMB125.7 million (US$20.0 million). Gross margin increased to 30.9%, compared to 29.6% in the previous quarter and 30.4% in the corresponding period in 2011.     Non-GAAP gross margin, which excludes share-based compensation and depreciation and amortization expenses, was 39.5%, compared to 39.2% in the fourth quarter of 2011 and 42.7% in the corresponding period in 2011.

Sales and marketing expenses for the first quarter decreased by 9.2% from the previous quarter to RMB20.2 million (US$3.2 million) and increased by 45.1% year-over-year, reaching 11.1% of net revenues.

General and administrative expenses for the first quarter decreased by 1.9% over the previous quarter to RMB17.0 million (US$2.7 million) and increased by 10.5% year-over-year, reaching 9.4% of net revenues.

Research and development expenses for the first quarter increased by 5.3% over the previous quarter to RMB14.1 million (US$2.2 million) and increased by 82.7% year-over-year, reaching 7.7% of net revenues.

Operating profit was RMB4.9 million (US$0.8 million) in the first quarter of 2012, compared to an operating profit of RMB0.2 million in the previous quarter and an operating profit of RMB2.9 million in the corresponding period in 2011. Non-GAAP operating profit, which excludes share-based compensation expenses and post-acquisition settlement consideration, was RMB11.2 million (US$1.8 million), compared with RMB6.5 million in the fourth quarter of 2011 and RMB11.0 million in the corresponding period in 2011.

Income tax expense was RMB2.8 million (US$0.4 million) in the first quarter of 2012, compared to income tax expense of RMB5.7 million in the fourth quarter of 2011 and an income tax benefit of RMB0.3 million in the corresponding period in 2011.

Net income was RMB2.5 million (US$0.4 million) in the first quarter of 2012, compared to a net income of RMB19.5 million in the fourth quarter of 2011 and a net income of RMB3.2 million in the corresponding period in 2011. Net income from continuing operations in the first quarter was RMB2.5 million (US$0.4 million), compared to a loss of RMB11.4 million in the fourth quarter of 2011 and an income of RMB2.8 million in the corresponding period in 2011. Basic and diluted income per American depositary share (“ADS”) from continuing operations for the first quarter of 2012 was RMB0.11 (US$0.02) and RMB0.11 (US$0.02), respectively. Each ADS represents 16 ordinary shares of the Company.

Adjusted net income (non-GAAP), defined as income from continuing operations before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post-acquisition settlement consideration, was RMB8.6million (US$1.4 million), compared to a loss of RMB3.5 million in the fourth quarter of 2011 and a profit of RMB10.9 million in the corresponding period in 2011.  Non-GAAP basic and diluted earnings per ADS in the first quarter of 2012 amounted to RMB0.38 (US$0.06) and RMB0.37 (US$0.06), respectively.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post-acquisition settlement consideration, was RMB26.7 million (US$4.2 million) compared to RMB19.4 million in the fourth quarter of 2011 and RMB27.1 million in the corresponding period in 2011.

Capital Resources

As of March 31, 2012, the Company had cash and cash equivalents of RMB375.9 million (US$59.7 million).  In addition, the Company had an available-for-sale investments amounting to RMB97.9 million (US$15.5 million) in an RMB dominated short term fixed income fund which is presented as non-current assets. Capital expenditures for the first quarter of 2012 were RMB12.0 million (US$1.9 million).

Outlook for the Company’s Second Quarter of 2012

ChinaCache currently expects to generate total net revenues in the range of RMB195 million (US$31.0 million) to RMB200 million (US$31.7 million) for the second quarter of 2012, representing an increase of 7% to 10% from the first quarter of 2012, and an increase of approximately 34% to 38% year-over-year.  This forecast reflects ChinaCache’s current view, which is subject to change.

Conference Call Information

The Company has scheduled a corresponding conference call and live webcast to discuss the results at 8:00 PM Eastern Time on May 21, 2012, which corresponds to 8:00 AM Beijing time on May 22, 2012.

The dial-in details for the live conference call are as follows:

•	U.S. dial-in number:	+1 (646) 2543-515
•	Hong Kong dial-in number:	+852 3051-2745
•	International dial-in number:	+65 6723-9385
•	China dial-in number:	400-1200-654
•	Conference ID:	8026-1271

A live and archived webcast of the conference call will be available on the Investor Relations section of ChinaCache’s website at http://en.chinacache.com.

A replay of the conference call will also be available until May 28, 2012 by dialing:

•	U.S. dial-in number:	+1 (718) 3541-232
•	International dial-in number:	+61 (2) 8235-5000
•	China dial-in number:	400-6920-026
•	Conference ID:	8026-1271

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading total solutions provider of content delivery network services in China.  As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers.  With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit en.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating profit, adjusted net income (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP).  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expenses.

To present non-GAAP gross profit, the Company excludes depreciation and amortization expenses and share-based compensation expenses.

To present non-GAAP operating profit, the Company excludes share-based compensation expenses and post acquisition settlement consideration.

The Company defines adjusted net income as income (loss) from continuing operations before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post acquisition settlement consideration.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA.  The Company defines EBITDA as income (loss) from continuing operations before interest expense, interest income, income tax expense, depreciation and amortization.  The Company defines adjusted EBITDA as EBITDA before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post-acquisition settlement consideration that the Company does not consider reflective of its ongoing operations.  The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structures (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses.  The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP.  Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP.  Some of these limitations include, but are not limited to:

•                       Adjusted net income, EBITDA and Adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                       They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                       They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                       They do not reflect income taxes or the cash requirements for any tax payments;

•                       Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted net income, EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•                       While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                       Other companies may calculate Adjusted net income, EBITDA and Adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader.  Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.2975 as of March 31, 2012.

Safe Harbor Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of 2012 and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services.  Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission.  All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Mr. Bowen Liu

Investor Relations Director

ChinaCache International Holdings

Tel: +86 (10) 6437 3399

Email: ir@chinacache.com

FINANCIAL TABLES

•                      Unaudited Condensed Consolidated Balance Sheets

•                      Unaudited Condensed Consolidated Statements of Comprehensive Income

•                      Supplementary Financial Data

•                      Supplementary Operating Metrics

•                      Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Mar 31	As of Dec 31	As of Mar 31	As of Mar 31
	2011	2011	2012	2012
	RMB	RMB	RMB	US$
	(Unaudited)	(Audited*)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	579,794	392,535	375,948	59,698
Accounts receivable, net	119,464	156,215	206,411	32,777
Prepaid expenses and other current assets	14,756	23,412	20,527	3,260
Deferred tax assets	3,902	5,845	7,264	1,153
Amount due from related parties	49,954	—	—	—
Total current assets	767,870	578,007	610,150	96,888

Non-current assets
Investment at cost	—	9,136	9,136	1,451
Available-for-sale investments	—	99,280	99,594	15,815
Property & equipment,net	168,860	154,903	150,434	23,888
Acquired intangible assets, net	325	—	—	—
Intangible assets, net	—	—	759	120
Goodwill	16,989	—	—	—
Deferred tax assets	7,809	2,750	3,564	566
Long-term deposits	2,872	2,932	5,662	899
Total non-current assets	196,855	269,001	269,149	42,739

Total Assets	964,725	847,008	879,299	139,627

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	53,322	59,618	85,697	13,608
Accrued employee benefits	25,812	30,478	31,741	5,040
Accrued expenses and other payables	63,880	61,565	51,077	8,111
Income tax payable	36,958	16,150	21,431	3,403
Liabilities for uncertain tax positions	25,724	6,193	6,193	983
Deferred tax liabilities	79	—	—	—
Dividend payable	130	130	130	21
Amounts due to related parties	53,200	18	18	3
Current portion of capital lease obligations	9,823	5,347	3,587	570
Total current liabilities	268,928	179,499	199,874	31,739

Non-current liabilities
Deferred tax liabilities	2	—	—	—
Non-current portion of capital lease obligations	1,034	—	—	—
Amounts due to related parties	5,166	—	—	—
Total non-current liabilities	6,202	—	—	—

Total Liabilities	275,130	179,499	199,874	31,739

Total Shareholders’ equity	689,595	667,509	679,425	107,888

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	964,725	847,008	879,299	139,627

* Amounts derived from 2011 audited consolidated financial statements

Condensed Consolidated Statements of Comprehensive Income

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended
	Mar 31, 2011	Dec 31, 2011	Mar 31, 2012	Mar 31, 2012
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	133,459	179,610	181,975	28,896
Cost of revenues	(92,892)	(126,375)	(125,708)	(19,962)

Gross profit	40,567	53,235	56,267	8,934
Sales & marketing expenses	(13,926)	(22,249)	(20,207)	(3,209)
General & administrative expenses	(15,399)	(17,353)	(17,019)	(2,703)
Research & development expenses	(7,721)	(13,392)	(14,103)	(2,239)
Post-acquisition settlement consideration	(634)	—	—	—

Operating income	2,887	241	4,938	783
Interest income	439	619	696	111
Interest expense	(263)	(460)	(311)	(49)
Other income/(expense)	(521)	(5,241)	138	22
Foreign exchange loss, net	(104)	(826)	(139)	(22)

Income/(loss) from continuing operations before income taxes	2,438	(5,667)	5,322	845
Income tax benefit / (expense)	315	(5,734)	(2,804)	(445)

Income/(loss) from continuing operations	2,753	(11,401)	2,518	400

Gain from discontinued operation	447	30,931	—	—

Net income	3,200	19,530	2,518	400

Foreign currency translation	115	326	—	—
Available for sales income	—	277	314	50

Total other comprehensive income, net of tax	115	603	314	50

Total comprehensive income, net of tax	3,315	20,133	2,832	450

Earnings/(loss) per ordinary share:
Net Income/(loss) from continuing operations	0.01	(0.03)	0.01	0.00
Gain from discontinued operations	0.00	0.08	0.00	0.00
Basic	0.01	0.05	0.01	0.00

Net Income/(loss) from continuing operations	0.01	(0.03)	0.01	0.00
Gain from discontinued operations	0.00	0.08	0.00	0.00
Diluted	0.01	0.05	0.01	0.00

Earnings/(loss) per ADS:
Net Income/(loss) from continuing operations	0.11	(0.49)	0.11	0.02
Gain from discontinued operations	0.02	1.34	0.00	0.00
Basic	0.13	0.85	0.11	0.02

Net Income/(loss) from continuing operations	0.11	(0.48)	0.11	0.02
Gain from discontinued operations	0.02	1.31	0.00	0.00
Diluted	0.13	0.83	0.11	0.02

Weighted average number of ordinary shares used in earnings/(loss) per share computation:
Basic	385,843,484	370,512,795	364,839,393	364,839,393
Diluted	403,040,025	376,338,507	373,548,975	373,548,975

Supplementary Financial Data

(amounts in thousands, except for percentages)

	For the Three Months Ended
	Mar 31, 2011	Dec 31, 2011	Mar 31, 2012	Mar 31, 2012
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of revenues breakdown:
Bandwidth, co-location and storage fees	71,438	102,052	100,803	16,007
Depreciation of network equipment and amortization of acquired intangible assets	15,689	16,002	14,398	2,286
Payroll and other compensation costs of network operations personnel	3,522	5,668	5,514	876
Other cost of revenues	2,243	2,653	4,993	793
Total cost of revenues	92,892	126,375	125,708	19,962

Allocation of share-based compensation expenses:
Cost of revenues	716	1,129	1,127	179
Sales and marketing expenses	1,711	2,698	2,691	427
General and administrative expenses	4,258	1,267	1,252	199
Research and development expenses	756	1,192	1,189	189
Total share-based compensation expenses	7,441	6,286	6,259	994

Depreciation and amortization expenses:
Cost of revenues	15,689	16,002	14,398	2,286
Sales and marketing expenses	253	228	99	16
General and administrative expenses	202	475	375	60
Research and development expenses	495	598	802	127
Total depreciation and amortization expenses	16,639	17,303	15,674	2,489

Capital expenditures, related to additions of property and equipment	16,336	17,661	11,964	1,900
As a percentage of net revenues	10.2%	9.8%	6.6%	6.6%

Supplementary Operating Metrics

(Unaudited)

	For the Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sept 30, 2011	Dec 31, 2011	Mar 31, 2012

Revenues breakdown by industry verticals

Internet and software	21%	23%	20%	20%	20%
Mobile internet	19%	16%	17%	17%	17%
Media and entertainment	31%	31%	33%	33%	32%
Enterprises and e-commerce	26%	27%	26%	26%	27%
Government agencies	3%	3%	4%	4%	4%
Total	100%	100%	100%	100%	100%

Revenue contributed by Top 5 customers as a percentage of net revenues	30%	33%	32%	32%	24%

Number of active customers at period end	585	617	683	775	895

Number of employees at period end	402	442	506	557	690

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands of RMB, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	March 31, 2011	Dec 31, 2011	March 31, 2012
	RMB	RMB	RMB

Adjusted EBITDA — defined as EBITDA before share-based compensation expense, foreign exchange loss or gain, penalty on uncertain tax positions, and post-acquisition settlement consideration

Net income/(loss) from continuing operations	2,753	(11,401)	2,518
Depreciation	16,409	17,265	15,674
Amortization	230	38	—
Interest expense	263	460	311
Interest income	(439)	(619)	(696)
Income tax expense	(315)	5,734	2,804
Share-based compensation	7,441	6,286	6,259
Foreign exchange (gain) / loss	104	826	(139)
Penalties on uncertain tax positions	—	767	—
Post-acquisition settlement consideration	634	—	—
Adjusted EBITDA	27,080	19,356	26,731
Margin%	20.3%	10.8%	14.7%
QoQ growth	(4.5)%	(37.7)%	38.1%
YoY growth	45.1%	(31.8)%	(1.3)%

Adjusted net income — defined as net income from continuing operations before share-based compensation expense, foreign exchange loss or gain, penalty on uncertain tax positions, and post-acquisition settlement consideration

Net income/(loss) from continuing operations	2,753	(11,401)	2,518
Share-based compensation	7,441	6,286	6,259
Foreign exchange gain/(loss)	104	826	(139)
Penalties on uncertain tax positions	—	767	—
Post-acquisition settlement consideration	634	—	—
Adjusted net income/(loss)	10,932	(3,522)	8,638
Margin%	8.2%	(2.0)%	4.7%
QoQ growth	(34.0)%	(132.1)%	345.3%
YoY growth	241.9%	(121.3)%	(21.0)%

For the Three Months Ended
	March 31, 2011	Dec 31, 2011	March 31, 2012
Non-GAAP gross profit — defined as gross profit before share-based compensation expense and depreciation and amortization

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands of RMB, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	March 31, 2011	Dec 31, 2011	March 31, 2012
Gross profit	40,567	53,235	56,267
Plus: depreciation and amortization	15,689	16,002	14,398
Plus: Share-based compensation	716	1,129	1,127
Non-GAAP gross profit	56,972	70,366	71,792
Margin%	42.7%	39.2%	39.5%
QoQ growth	6.7%	5.9%	2.0%
YoY growth	51.8%	31.8%	26.0%

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands of RMB, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	March 31, 2011	Dec 31, 2011	March 31, 2012

Non-GAAP operating expenses — defined as operating expenses before share-based compensation expense

Sales & marketing expenses	13,926	22,249	20,207
Minus: Share-based compensation	(1,711)	(2,698)	(2,691)
Non-GAAP sales & marketing expenses	12,215	19,551	17,516
% of net revenues	9.2%	10.9%	9.6%
QoQ growth	(24.4)%	22.9%	(10.4)%
YoY growth	54.2%	21.0%	43.4%

General & administrative expenses	15,399	17,353	17,019
Minus: Share-based compensation	(4,258)	(1,267)	(1,252)
Non-GAAP general & administrative expenses	11,141	16,086	15,767
% of net revenues	8.3%	9.0%	8.7%
QoQ growth	39.3%	36.9%	(2.0)%
YoY growth	88.8%	101.1%	41.5%

Research & development expenses	7,721	13,392	14,103
Minus: Share-based compensation	(756)	(1,192)	(1,189)
Non-GAAP research & development expenses	6,965	12,200	12,914
% of net revenues	5.2%	6.8%	7.1%
QoQ growth	14.1%	27.3%	5.9%
YoY growth	108.0%	99.9%	85.4%

Non-GAAP operating profit— defined as GAAP operating profit/(loss) before share-based compensation expense and post-acquisition settlement consideration

Operating income	2,887	240	4,938
Plus: Share-based compensation	7,441	6,286	6,259
Plus: Post-acquisition settlement consideration	634	—	—
Non-GAAP operating profit	10,962	6,526	11,197
Margin%	8.2%	3.6%	6.2%
QoQ growth	26.6%	(48.8)%	71.6%
YoY growth	(2134.5)%	(24.6)%	2.1%

Non-GAAP basic and diluted earnings per share and basic and diluted earnings per ADS is calculated based upon adjusted net income from continuing operations divided by weighted average number of ordinary shares

Adjusted net income/(loss)	10,932	(3,522)	8,638

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands of RMB, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	March 31, 2011	Dec 31, 2011	March 31, 2012

Weighted average number of ordinary shares used in earnings per share computation:

Basic	385,843,484	370,512,795	364,839,393
Diluted	403,040,025	376,338,507	373,548,975
Earnings/(loss) per ordinary share:
Basic	0.03	(0.01)	0.02
Diluted	0.03	(0.01)	0.02
Earnings/(loss) per ADS:
Basic	0.48	(0.15)	0.38
Diluted	0.43	(0.15)	0.37